LAW OFFICES OF
DAVID P. STROLLE, JR.
THE FORUM
8000 I.H. 10 WEST, SUITE 600
SAN ANTONIO, TEXAS 78230

Phone (210) 524-7720	david@strollelaw.com	Fax (210) 524-7721

April 17, 2013
Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Karl Hiller

RE:  Tootie Pie Company, Incorporated

Dear Mr. Hiller:

Your letter dated April 3, 2013 directed to Tootie Pie Company, Incorporated, hereinafter “the Company”, has been forwarded to me for a response. The Company has previously attempted to provide a complete, substantive response and filed an Amended 8K/A on February 13, 2013 all in an effort to address your comments. In response you continue to send letters indicating that the Company has not provided a complete, substantive response. The only other thing that the Company can think of that you may consider to be a complete, substantive response is filing an Amended 10K/A indicating that the financial section should be considered “Unaudited” and in the financial section, item 9, specifically describing the sequence of events involved in the termination of the auditor relationship between the Company and M&K CPAs. Please let me or the Company know if this would completely and substantively address your comments

Thank you for your attention to this matter. As always, should you have any remaining questions, or need any additional information, please do not hesitate to contact us. The Company is doing everything it can to address your comments and is frustrated by this process.

Sincerely,

/s/ David P. Strolle, Jr.
David P. Strolle, Jr.

DPS\mag
Cc: Client